# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ON24 INC., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 301 HOWARD STREET, SUITE 1100, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 04/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-22-003251
Filed by CIK 0001524362
Persons authorized to receive notices and communications: Melody Lang, Indaba Capital Management, L.P., One Letterman Drive, BLDG D, Suite DM700, San Francisco, California (CA), 94129, 415-680-1030; Ryan Nebel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Dorothy Sluszka, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Indaba Capital Management, L.P. (CIK 0001524362): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- IC GP, LLC (CIK 0001596505): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SCHRIER DEREK C (CIK 0001250078): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ON24 INC.
Address of issuer's principal executive offices: 301 HOWARD STREET, SUITE 1100, SAN FRANCISCO, California (CA), 94105
Comment:
The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed with the SEC by Indaba Capital Management, L.P. (the "Investment Manager"), IC GP, LLC ("IC GP") and Derek C. Schrier (collectively, "Indaba" or the "Reporting Persons") on December 20, 2022, as amended by Amendment No. 1 filed on March 13, 2023, Amendment No. 2 filed on January 18, 2024, Amendment No. 3 filed on February 26, 2024, Amendment No. 4 filed on March 19, 2025 and Amendment No. 5 filed on December 31, 2025. This Amendment No. 6 amends and restates the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented and restated as follows:

The Reporting Persons no longer beneficially own any shares of common stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to the Agreement and Plan of Merger, dated as of December 29, 2025 (the "Merger Agreement"), among the Issuer, Cvent Atlanta, LLC ("Parent") and Summit Sub Corp. ("Merger Sub"), on April 1, 2026, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each outstanding share of the Issuer's common stock, including each share beneficially owned by the Reporting Persons, was automatically canceled and converted into the right to receive cash in an amount equal to $8.10 per share, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby supplemented and restated as follows:

As of the date hereof, the Reporting Persons no longer beneficially own any shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby supplemented and restated as follows:

Except as otherwise reported herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. At the effective time of the Merger, each outstanding share of the Issuer's common stock, including each share beneficially owned by the Reporting Persons, was automatically canceled and converted into the right to receive cash in an amount equal to $8.10 per share, without interest.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby supplemented and restated as follows:

As of April 1, 2026, the Reporting Persons ceased to collectively beneficially own more than 5% of the shares of common stock of the Issuer.

## Signatures
- Indaba Capital Management, L.P.: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member of IC GP, LLC, its general partner (04/03/2026)
- IC GP, LLC: /s/ Derek C. Schrier, Derek C. Schrier, Managing Member (04/03/2026)
- SCHRIER DEREK C: /s/ Derek C. Schrier, Derek C. Schrier (04/03/2026)